January 23, 2007


By facsimile to (414) 297-4900 and U.S. Mail


Mr. Martin G. Carver
Chairman, Chief Executive Officer, and President
Bandag, Incorporated
Bandag Headquarters
2905 North Highway 61
Muscatine, IA 52761-5886

Re:	Bandag, Incorporated
	Preliminary Proxy Statement on Schedule 14A
	Filed December 22, 2006
Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other Exchange Act reports incorporated by reference
	File No. 1-7007

Dear Mr. Carver:

	We limited our review of the filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


Pre14A

Summary, page 1

1. Under "Our Reasons for the Merger," include a brief description of the most materials reasons for and risks of engaging in the transaction.

2. Include a brief description of the merger related litigation.
We
note the disclosure on page 26.

Material U.S. Federal Income Tax Consequences, page 5

3. Delete the words "Generally" and "generally" in the first and second sentences because the words may imply that stockholders cannot rely on the disclosure. Please revise also the disclosures under "U.S. Federal Income Tax Consequences to U.S. Holders," "Backup Withholding and Information Reporting," and "FIRPTA Tax" on pages 28 and 29. Delete also the phrase "for general information purposes only" in the first paragraph under "Material U.S. Federal Income Tax
Consequences" on page 26 and the words "In general" in the first paragraph`s first sentence under "Backup Withholding and Information
Reporting" on page 28 for the same reason.

Appraisal Rights, page 5

4. If holders of the common stock and class A common stock do not have appraisal rights as indicated here and elsewhere in the proxy statement, tell us why section 2.3 of the agreement and plan of merger filed as appendix A contemplates appraisal rights.

Required Vote, page 8

5. Under a discrete caption or heading, explain briefly that stockholders are being asked to vote on an adjournment of the special meeting, including to solicit additional votes in favor of the merger transaction and that a separate box on the proxy card is being provided for this purpose. We note the disclosure in the first paragraph`s second sentence.

Background of the Merger, page 10

6. Throughout this subsection, identify the members of senior management who participated in the various meetings leading up to the proposal to engage in this transaction.

7. Disclosure on page 11 states that Bandag provided a summary of its preliminary 2007-2009 financial plan to Bridgestone and JPMorgan on
October 6, 2006. Disclose the material features of this plan, including any material projections that it may have included.

8. Disclosure on the October 27, 2006 meeting suggests that the parties may have considered structuring the transaction as a tender offer. Disclose the advantages and disadvantages of this alternative structure that Bandag`s board considered and why it concluded, if it did so, that a merger was preferable.

9. Disclosure on page 12 states that Foley & Lardner advised
Bandag`s
board on November 29, 2006 on whether additional marketing of the company was necessary. Elaborate on why the board did not conduct any sort of market test or auction to determine whether shareholders were getting the maximum consideration for their shares.

10. Disclosure on page 12 states that Bandag`s board and its financial and legal advisors discussed "generally" the possible level of interest of other parties, strategic or financial, in pursuing an acquisition of Bandag at a price in excess of $50.75 per share. Please summarize the discussion.

Our Reasons for the Merger; Recommendation of Our Board of
Directors,
page 13

11. Rather than presenting an "outline" of factors considered by Bandag`s board, elaborate on each of the bullet points on pages
13-14
as necessary for investors to understand how consideration of each of the listed factors impacted the board`s determination. For example:

* You state in the first bullet point that the board considered Bandag`s current and historical financial condition and results of operations, including its prospects, if Bandag were to remain a publicly-owned corporation. What was the board`s assessment of Bandag`s current and historical financial condition and results of operations, including its prospects, if Bandag were to remain a publicly-owned corporation?

* You state in the seventh bullet point that the board considered the risk of significant damage to Bandag`s ongoing operations from a broad sale process and the board`s belief that there was a low likelihood of receiving a proposal superior to the merger. Explain why the board thought that a broad sale process could cause significant damage to Bandag`s ongoing operations and why the board believed that there was a low likelihood of receiving a proposal superior to the merger.

* You state in the eighth bullet point that the board believes the merger represents the best strategic alternative for Bandag and in the eleventh bullet point that the board considered the potential value that might result from other alternatives available, including the alternative of remaining an independent public company. Explain why the board believed that the merger represents the best strategic alternative for Bandag. Other than the alternative of remaining an independent public company, indicate what other alternatives available were considered by the board. How did each of the other alternatives available inform the board`s determination?

* You state in the seventeenth bullet point that the board considered the potentially negative impact of the transaction on Bandag`s employees and in the nineteenth bullet point the possible further disruption of Bandag`s business that might result from the announcement of the merger. Explain why the board thought that the merger could have a potentially negative impact on Bandag`s employees and why the board thought that the announcement of the merger could cause a possible further disruption of Bandag`s business. We note disclosure in exhibit 99.2 of the current report on Form 8-K dated and filed December 5, 2006 and elsewhere that "this transaction is about opportunity, not cost cutting."

Review and revise, as necessary, the factors listed in the bullet points on pages 13-14 with this comment in mind so that you include a meaningful discussion and analysis of how each of the factors impacted the board`s recommendation.

12. The thirteenth bullet point states that "certain potentially adverse decisions or actions" by customers, dealers, franchisees or distributors after December 5, 2006 would not in and of themselves give rise to a right by Bridgestone to terminate the merger agreement, provided Bandag has met "certain conditions." Describe sufficiently the "certain potentially adverse decisions or actions" and the "certain conditions" so that a stockholder may understand what they are.

Opinion of Our Financial Advisor, page 15

13. Expand the disclosure to state that William Blair consents to the use of its opinion and the related disclosure in this proxy statement. Revise also the opinion attached as appendix B to remove the word "solely" from the statement in the penultimate paragraph that "this opinion...will be solely for the confidential use of the
Board of Directors" since shareholders should be entitled to rely on the opinion.

14. Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by William Blair to Bandag`s board of directors.

Selected Public Company Analysis, page 17

15. We note that William Blair considered Bandag`s EBITDA, EBIT, and
EPS on an historical and an adjusted basis. Explain why William Blair conducted the analysis on an adjusted basis, and discuss how you believe this affects the comparability of the analysis of Bandag to the selected companies.

16. Disclosure states that Bandag`s implied enterprise value based on the proposed merger`s terms is based on the equity value implied by the merger consideration plus the total debt and minority interest less cash and cash equivalents assumed to be held by Bandag at December 31, 2006. Disclose the amount of the implied enterprise value for Bandag that William Blair used in its analyses, and show how the amount was determined.

General, page 21

17. Disclose compensation paid or to be paid to William Blair and any of its affiliates for any other services to Bandag or any affiliates in the most recent two years. See Item 14 of Schedule 14A and Item
1015(b)(4) of Regulation M-A. We note the disclosure in the penultimate paragraph on page 21 and in the definitive proxy statement on Schedule 14A filed April 17, 2006.

Interests of Our Executive Officers and Directors in the Merger,
page
22

18. We note the disclosure in this subsection relating to stock options, restricted stock, and Pus of Bandag`s directors and officers. We note also the disclosures under "Treatment of Stock Options and Other Equity Awards" on pages 31-32 and in section 2.5 of the agreement and plan of merger filed as appendix A to the proxy statement. Further, section 8.1(31) of the agreement and plan of merger defines "Company Equity Awards" as all stock options, shares of restricted stock, performance shares, company stock appreciation rights or SARs, company performance units or Pus, and company dividend equivalent units or DEUs. Confirm that Bandag`s directors and officers do not hold performance shares, company SARs, and company DEUs. Alternatively, provide disclosure of these awards for the directors and officers in the proxy statement.

19. Disclosure states that Bandag will use its best efforts to obtain before the merger`s effective time all waivers from holders of equity awards under its equity incentive plans as may be necessary to give effect to the treatment of options and other equity-based awards. Clarify that Bandag is required to obtain equity award waivers from at least 65% of the shares subject to the common stock equity awards granted under its 1999 stock award plan, as amended on March 12, 2002. We note the disclosure on page 42.

Severance Agreements, page 24

20. Disclosure states that Messrs. Mark A. Winkler, David W.
Dahms,
Frederic U. Kopittke, and Jeffrey C. Pattison also are parties to severance agreements that provide for a severance payment of two years` base salary for Mr. Kopittke and one year`s base salary for the other executive officers. State the base salary amount for each executive officer. See Item 14(b)(7) of Schedule 14A and Item 1011(a)(1) of Regulation M-A. We note that a form of severance agreement was filed as exhibit 10.2 to the current report on Form 8-K dated December 14, 2006 and filed December 20, 2006.

Regulatory Approvals and Requirements, page 26

21. As appropriate, continue to update the status of any required regulatory approvals.

Litigation Related to the Merger, page 26

22. As appropriate, continue to update the disclosure of any merger related litigation.

Special Meeting of Our Shareholders; Recommendation of Our Board of
Directors, page 39

23. We note the phrase "cleared by the SEC." Since the phrase implies that we bear responsibility for disclosures contained in the proxy statement, please delete.

Security Ownership of Certain Beneficial Owners, page 46

24. Disclosures in the table relating to the beneficial ownership of
Messrs. Martin G. Carver and Roy J. Carver, Jr. are inconsistent with the disclosures in footnotes 5 and 7.

      The table states that:

* Mr. Marvin G. Carver beneficially owns 3,146,132 shares or 31.5% of common stock and 4,089,941 shares or 43.1% of class A common stock.

* Mr. Roy J. Carver, Jr. beneficially owns 3,522,406 shares or
37.1%
of class A common stock.

Footnotes 5 and 7 state that:

* Mr. Marvin G. Carver beneficially owns 3,145,745 shares or 31.5% of common stock and 3,866,248 shares or 40.8% of class A common stock.

* Mr. Roy J. Carver, Jr. beneficially owns 3,509,471 shares or
37.0%
of class A common stock.

Please reconcile the disclosures. We note that the disclosure under
"Voting Agreements" on page 39 is consistent with the disclosures in footnotes 5 and 7.

Shareholders Owning More Than Five Percent, page 48

25. Disclosure in footnote 2 states that the parties have sole voting
power over 506,312 of the 567,486 shares and sole dispositive power
over 567,846 shares and share voting and dispositive power over none
of the shares.  Since the parties have sole voting power over
506,312
of the 567,486 shares, it appears that they share voting power over
61,174 shares.  Please revise or advise.

Where You Can Find More Information, page 49

26. Include the Commission`s filing number for filings made by Bandag under the Exchange Act.

27. Notwithstanding the disclaimers in the last paragraph on page
50
relating to the representations and warranties made in the agreement and plan of merger filed as appendix A to the proxy statement, Bandag is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading. Please confirm your understanding.

8-K dated December 5, 2006 and filed December 6, 2006

Exhibit 2.1

28. We note that you have not filed the related schedules to the agreement and plan of merger. We note the reference to annexes and schedules in section 8.2 of the agreement and plan of merger.
File
by amendment to the 8-K a list to identify briefly the contents of all omitted schedules or similar supplements to the agreement and plan of merger. See Item 601(b)(2) of Regulation S-K.

Closing

	File a revised Pre14A and an amendment to the 8-K dated
December
5, 2006 and filed December 6, 2006 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Bandag and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Bandag acknowledging that:

* Bandag is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Bandag may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Bandag provides us in our review of the filings or in response to our comments on the filings.


You may direct questions on comments and other disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Peter D. Fetzer, Esq.
	Jay O. Rothman, Esq.
	Foley & Lardner LLP
	777 East Wisconsin Avenue
	Milwaukee, WI 53202-5306



Mr. Martin G. Carver
January 23, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE